File No. 82-34956
rnished Pursuant to Rule 12g3-2(b)



DIAMYD
MEDICAL



# OTCQX SIMPLIFY TRADE WITH DIAMYD MEDICAL'S SHARE IN THE UNITED STATES

***Press Release, Stockholm, Sweden, April 19, 2007 – Diamyd Medical AB***
**(SWEDEN OMX: DIAM B; USA OTCQX: DMYDY)**

Diamyd Medical announced today that its Level 1 American Depository Receipts (ADRs) have been upgraded to International OTCQX, a new market tier in the U.S. that facilitates trading of international exchange listed companies. International OTCQX, operated by Pink Sheets, LLC, distinguishes the reputable companies trading on the over-the-counter markets from the almost 8,000 companies trading OTC in the U.S. Companies must meet minimum standards and provide current disclosure in English to U.S. investors to be eligible for the premium tier International OTCQX. Diamyd Medical's ADR-program is administered by Bank of New York.

Stock quotes of Diamyd Medical's ADR can be found at http://www.otcqx.com under ticker symbol DMYDY.

"Listing Diamyd's ADRs on the new OTCQX list is a further step in the company's strategy to increase visibility with American investors. We believe that listing on OTCQX will be an excellent way to meet increased investor interest as we move forward with our plans to initiate a Phase III study of the Diamyd® diabetes vaccine in type 1 diabetes patients." said Anders Essen-Möller, CEO of Diamyd Medical.

**About International OTCQX**
International OTCQX is a new quotation system offered by Pink Sheets, LLC that provides a premier trading, quotation and disclosure venue for the securities of the highest quality non-U.S. based companies trading over-the-counter. Each OTCQX company must nominate an ADR Principal American Liaison (PAL), similarly to the NOMAD model of the London Stock Exchange's Alternative Investment Market (AIM) market. The PAL has an advisory role to bolster investor confidence in the quality and availability of issuer disclosure. Diamyd Medical's ADRs are deposited with the Bank of New York. For more information about International OTCQX, visit http://www.otcqx.com.



**About Pink Sheets, LLC**
Pink Sheets LLC (www.pinksheets.com) is a privately owned company based in New York City. It is the leading provider of services, software and pricing and financial information for the over-the-counter (OTC) securities markets. Pink Sheets' electronic quotation, trading and disclosure services enhance the efficiency of OTC trading, provide better executions for OTC investors and improve the capital formation process for OTC issuers.

**About Diamyd Medical**
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in both type 1 and autoimmune type 2 diabetes patients (LADA) in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several central nervous system-related diseases. Diamyd Medical has an exclusive world-wide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, Pennsylvania. The Diamyd Medical share is quoted at the Stockholm Nordic Exchange in Sweden (DIAM B) and in the United States through a Level 1 ADR program administered by the Bank of New York (DMYDY). Further information is to be found on the company's website, www.diamyd.com.

For further information, please contact:

**Stockholm**
Anders Essen-Moller
CEO and President
Tel: +46 8 661 0026
investor.relations@diamyd.com

**Pittsburgh**
Michael Christini
President
Tel: +1 412 770 1352
michael.christini@diamyd.com

**For media contact in the United States, please contact:** Gregory Tiberend, Executive Vice President, Richard Lewis Communications, Inc., Tel: +1 212 827 0020, E-mail: gtiberend@rlcinc.com

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**Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.**



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